Filed Pursuant to Rule 424(b)(3)

Registration No. 333-256598

STRATEGIC STORAGE TRUST VI, INC.

SUPPLEMENT NO. 2 DATED MAY 3, 2023

TO THE PROSPECTUS DATED APRIL 18, 2023

This document supplements, and should be read in conjunction with, the prospectus of Strategic Storage Trust VI, Inc. dated April 18, 2023 and Supplement No. 1 dated April 19, 2023. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose:

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the status of our public offering;
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an update regarding our debt;
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the issuance of preferred stock of our company;
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an amendment to our operating partnership’s Agreement of Limited Partnership;
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the redemption of Series A Preferred Units of our operating partnership; and
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an update to our risk factors.

Our Offering

Pursuant to our private offering, which terminated on March 17, 2022, we sold approximately $100.7 million in Class P shares, or approximately 10.6 million Class P shares. On March 17, 2022, our public offering was declared effective. As of May 2, 2023, we had sold approximately 2.1 million Class A shares, 3.9 million Class T shares, and 0.4 million Class W shares for gross offering proceeds of approximately $64.5 million in our public offering. As of May 2, 2023, approximately $1.0 billion in shares remained available for sale in our public offering, including shares available pursuant to our distribution reinvestment plan.

Updating Regarding Our Debt

As previously disclosed, on December 30, 2021, in connection with the acquisition of two of our properties, we, through a wholly-owned subsidiary of our operating partnership, entered into a mezzanine loan agreement (the “SmartStop Delayed Draw Mezzanine Loan Agreement”) with SmartStop OP, L.P., an affiliate of our sponsor, for up to $45.0 million (subsequently increased to up to $55.0 million) (the “SmartStop Delayed Draw Mezzanine Loan”).

On May 2, 2023, we paid down the entirety of the outstanding $50.0 million balance of the SmartStop Delayed Draw Mezzanine Loan using the proceeds from the issuance of the Series B Preferred Stock described below.

Issuance of Preferred Stock of Our Company

On May 1, 2023, we issued $150 million in shares (the “Shares”) of our new Series B Convertible Preferred Stock (the “Series B Preferred Stock”) pursuant to a preferred stock purchase agreement (the “Series B Preferred Stock Purchase Agreement”) with Extra Space Storage LP (the “Investor”), a subsidiary of Extra Space Storage Inc. (NYSE: EXR). We paid the Investor an investment fee equal to 0.50% of the aggregate Purchase Price at the closing.

The Series B Preferred Stock Purchase Agreement provides that the purchase price for the Shares shall be equal to $1,000 per share (the “Purchase Price”). The terms of the Series B Preferred Stock, including the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications, and terms and conditions of redemption, are set forth in the articles supplementary for the Series B Preferred Stock (the “Articles Supplementary”), which are described in more detail below.

In connection with the issuance of the Series B Preferred Stock, and in certain other limited circumstances, we permitted the Investor, or any entity that beneficially owns or constructively owns shares of our stock as a result of the Investor’s ownership of Series B Preferred Stock, to beneficially own and constructively own the Series B Preferred Stock issued to the Investor pursuant to the Series B Preferred Stock Purchase Agreement and any Class A Common Stock issued upon conversion of the Series B Preferred Stock.

We intend to use the net proceeds from the issuance of the Shares to refinance indebtedness, to redeem the Series A Preferred Units of our operating partnership (the “Operating Partnership”) described below, to finance self-storage acquisitions, to fund development and improvement pipelines, for working capital or for other general corporate purposes.

Articles Supplementary

On May 1, 2023, in connection with the issuance of the Series B Preferred Stock, we filed Articles Supplementary with the State Department of Assessments and Taxation of Maryland, to classify and designate 150,000 authorized but unissued shares of preferred stock as the “Series B Convertible Preferred Stock.” The Amendment sets forth the key terms of the Series B Preferred Stock which are summarized below.

As set forth in the Articles Supplementary, the Series B Preferred Stock ranks senior to all other classes of our capital stock, including the Class A common stock (“Class A Common Stock”), Class P common stock, Class T common stock and Class W common stock (collectively, the “Common Stock”), with respect to rights to receive dividends and to participate in distributions or payments upon any voluntary or involuntary liquidation, dissolution or winding up. Dividends payable on each share of Series B Preferred Stock will initially be equal to a rate of 8.35% per annum. If the Series B Preferred Stock has not been redeemed on or prior to the fifth anniversary of the issuance of the Shares pursuant to the Series B Preferred Stock Purchase Agreement, the dividend rate will increase an additional 0.75% per annum each year thereafter to a maximum of 11.0% per annum until the tenth anniversary of the issuance of the Shares pursuant to the Series B Preferred Stock Purchase Agreement, at which time the dividend rate shall increase 0.75% per annum each year thereafter until the Series B Preferred Stock is redeemed or repurchased in full.

Upon any voluntary or involuntary liquidation, dissolution or winding up, the holders of Series B Preferred Stock will be entitled to receive a payment equal to the greater of (i) the aggregate Purchase Price of all outstanding Shares (the “Series B Preferred Stock Liquidation Amount”), plus an amount equal to any accrued and unpaid dividends and other distributions (whether or not accumulated or authorized and declared) to the date of payment and (ii) the amount that that would have been payable had the Shares been converted into Common Stock pursuant to the terms of the Articles Supplementary immediately prior to such liquidation.

Subject to certain additional redemption rights, as described herein, we have the right to redeem the Series B Preferred Stock for cash at any time following the third anniversary of the issuance of the Shares pursuant to the Series B Preferred Stock Purchase Agreement. The amount of such redemption will be equal to the aggregate Purchase Price of all outstanding Shares, plus applicable redemption premium as set forth in the Articles Supplementary (together, the “Redemption Price”) and an amount equal to any accrued and unpaid dividends and distributions on the Series B Preferred Stock (whether or not accumulated or authorized and declared) up to the redemption date. Upon the listing of Common Stock on a national securities exchange (the “Listing”), we have the right to redeem any or all outstanding Series B Preferred Stock at an amount equal to the greater of (i) the amount that the holders of such Shares would have received had such Shares been converted into Common Stock pursuant to the terms of the Articles Supplementary immediately prior to the initial Listing, and then all of such Shares had been sold in the initial Listing, up to the Conversion Value Limitation (as described herein), or (ii) the Redemption Price, in each case, plus an amount equal to any accrued and unpaid dividends and distributions on the Series B Preferred Stock (whether or not accumulated or authorized and declared) up to the date of initial Listing. The Conversion Value Limitation is an amount per share determined using an as-converted value limitation equal to a premium of $40 million if any or all 150,000 shares of Series B Preferred Stock are issued and outstanding. Upon a change of control event, we have the right to redeem any or all outstanding Series B Preferred Stock at an amount equal to the greater of (i) the amount that the holders of such Shares would have received had the Shares been converted into Common Stock pursuant to the terms of the Articles Supplementary immediately prior to such change of control, up to the Conversion Value Limitation or (ii) the Redemption Price, in each case, plus an amount equal to any accrued and unpaid dividends and distributions up to the redemption date. In addition, subject to certain cure provisions, if we fail to maintain our status as a real estate investment trust, the holders of Series B Preferred Stock have the right to require us to repurchase the Series B Preferred Stock at an amount equal to the Redemption Price plus an amount equal to any accrued and unpaid dividends and distributions on the Series B Preferred Stock (whether or not accumulated or authorized and declared) up to the redemption date.

At any time after the earlier to occur of (i) the third anniversary of the issuance of the Shares is issued pursuant to the Series B Preferred Stock Purchase Agreement or (ii) 180 days after an initial Listing, the holders of Series B Preferred Stock have the right to convert any or all of the Series B Preferred Stock held by such holders into Class A Common Stock at a rate per share equal to the quotient obtained by dividing the Series B Preferred Stock Liquidation Amount, plus an amount equal to any accrued and unpaid dividends or other distributions (whether or not accumulated or authorized and declared), by the conversion price. The conversion price is initially $11.00, and may be adjusted in connection with stock splits, stock dividends and other similar transactions. In no event will the value of the Class A Common Stock issued by us upon conversion of the Series B Preferred Stock into Class A Common Stock exceed the Conversion Value Limitation.

The holders of Series B Preferred Stock are not entitled to vote on any matter submitted to a vote of our stockholders, except that in the event that the dividend for the Series B Preferred Stock has not been paid for at least four quarterly dividend periods (whether or not consecutive), the holders of Series B Preferred Stock have the right to vote together with the holders of Common Stock as a single class on any matter submitted to a vote of our stockholders. The number of votes applicable to a share of Series B Preferred Stock will be equal to the number of shares of Class A Common Stock into which a share of Series B Preferred Stock could have been converted as of the record date set for purposes of such stockholder vote. This foregoing limited voting right shall cease when all past dividend periods have been paid in full. In addition, the affirmative vote of the holders of a majority of the outstanding shares of Series B Preferred Stock is required in certain customary circumstances, as well as other circumstances, such as (i) our real estate portfolio exceeding a leverage ratio of 60% loan-to-value, (ii) entering into certain transactions with our Chief Executive Officer as of the date of the Purchase Agreement, or any entities in which such person has a controlling interest (excluding certain self-storage real estate programs sponsored by our sponsor or us), (iii) effecting a merger (or similar) transaction with an entity whose assets are not at least 80% self storage related, (iv) entering into any line of business other than self storage and ancillary businesses, unless such ancillary business represents revenues of less than 10% of the our revenues for our last fiscal year and (v) permitting any individual other than H. Michael Schwartz to (A) serve as our Chairman or any similar role or (B) otherwise perform any of the duties typically performed by Mr. Schwartz in his capacity as Chairman as of the date of the Series B Preferred Stock Purchase Agreement.

Investors’ Rights Agreement

On May 1, 2023, concurrent with our entry into the Series B Preferred Stock Purchase Agreement, we and the Investor entered into an investors’ rights agreement (the “Investors’ Rights Agreement”). Pursuant to the Investors’ Rights Agreement, the Investor has the right to request us to register for resale under the Securities Act of 1933, as amended, shares of the Class A Common Stock issued to the Investor upon conversion of the Shares acquired pursuant to the Series B Preferred Stock Purchase Agreement, subject to certain limitations. After the first anniversary of the issuance of the Shares, the Investor may request up to four demand registrations for an amount of shares equal to at least $15 million each. We will use our reasonable best efforts to (i) file a registration statement on Form S-3 within 30 days of such request (or a registration statement on Form S-11 or such other appropriate form within 60 days of such request) and (ii) cause such registration statement to become effective as promptly as practicable thereafter. The Investors’ Rights Agreement also grants the Investor certain “piggyback” registration rights.

Amendment to our Operating Partnership Agreement

On May 1, 2023, concurrent with our entry into the Series B Preferred Stock Purchase Agreement, we and the Operating Partnership entered into Amendment No. 2 to the Second Amended and Restated Limited Partnership Agreement of the Operating Partnership, which amended the Second Amended and Restated Limited Partnership Agreement of the Operating Partnership, as amended (the “Operating Partnership Agreement”), to create Series B Convertible Preferred Units having economic terms and designations, powers, preferences, rights and restrictions that are substantially similar to the Series B Preferred Stock.

Redemption of Series A Preferred Units of our Operating Partnership

As previously disclosed, on January 30, 2023, we, the Operating Partnership, and an affiliate of our sponsor entered into a Series A Cumulative Redeemable Preferred Unit Purchase Agreement (the “Series A Preferred Unit Purchase Agreement”) pursuant to which the Operating Partnership issued and sold to the affiliate of our sponsor, and the affiliate of our sponsor purchased from the Operating Partnership, 600,000 Series A Cumulative Redeemable Preferred Units of Limited Partnership Interest (the “Series A Preferred Units”) at a liquidation preference of $25.00 per unit in consideration for the affiliate of our sponsor making a capital contribution to the Operating Partnership in an amount of $15 million (the “Series A Preferred Units Investment”).

On May 2, 2023, we redeemed the full amount of Series A Preferred Units for an amount equal to $15 million plus the accrued and unpaid distributions, using the proceeds from the issuance of the Series B Preferred Stock.

Update to Our Risk Factors

As a result of the issuance of the Series B Preferred Stock, the following is added to the “Summary of Principal Risk Factors” section of the Prospectus:

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The Series B Preferred Stock rank senior to all classes or series of stock in our company, and therefore, any cash we have to pay distributions may be used to pay distributions to the Series B Preferred Investor first, which could have a negative impact on our ability to pay distributions to you.

In addition, the following is added to the “Risks Related to this Offering and an Investment in Strategic Storage Trust VI, Inc.” section of the Prospectus:

The Series B Preferred Stock rank senior to all classes or series of stock in our company, and therefore, any cash we have to pay distributions may be used to pay distributions to the Series B Preferred Investor first, which could have a negative impact on our ability to pay distributions to you.

The Series B Preferred Stock rank senior to all common stockholders, and therefore, the rights of holders of Series B Preferred Stock to distributions may be senior to distributions to our common stockholders. Furthermore, distributions on the Series B Preferred Stock are cumulative and are payable quarterly. The Series B Preferred Investor has a liquidation preference in the event of our involuntary liquidation, dissolution or winding up of the affairs of our company (a “liquidation”) which could negatively affect any payments to our common stockholders in the event of a liquidation. In addition, our company’s right to redeem the Series B Preferred Stock at any time could have a negative effect on our ability to pay distributions to you.